Ecologic Transportation, Inc. 8-K
Exbibit 16.4

June 7, 2013

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561

Re: Ecologic Transportation, Inc.

Dear Sirs/Madams:

We have read Item 4.01 of the Current Report on Form 8-K dated June 7, 2013 of Ecologic Transportation, Inc. and we agree with the statements made therein concerning our firm.

Effective May 23, 2013, pursuant to a mutually agreed upon decision made by the Company’s Audit Committee and Anton and Chia, LLP, we will cease our services as your accountants.

We do not have any disagreements with the management of the Company for the audit as of December 31, 2012 and the SAS 100 review as of March 31, 2013.

Very truly yours,

/s/ Anton & Chia, LLP
Gregory A. Wahl, CPA
Managing Partner